                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                              ----------------------

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

         For  the fiscal year ended December 31, 1998

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ NO FEE REQUIRED].

         For the transition period from ___________ to ________________

                         Commission file number 0-27414

                     REMEC, Inc. Profit Sharing 401 (k) Plan
                              9404 Chesapeake Drive
                           San Diego, California 92123
              (Full title of the plan and the address of the plan)

                                   REMEC, Inc.
                              9404 Chesapeake Drive
                           San Diego, California 92123
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

                            Financial Statements and
                             Supplemental Schedules

                          Year ended December 31, 1998

                                TABLE OF CONTENTS


Report of Independent Auditors......................................................  1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997....  2
Statement of Changes in Net Assets Available for Benefits for the year ended
   December 31, 1998................................................................  3
Notes to Financial Statements.......................................................  5

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes as of
   December 31, 1998................................................................ 10
Line 27b - Schedule of Loans or Fixed Income Obligations for the year ended December 31, 1998.......................................................... 11
Line 27d - Schedule of Reportable Transactions for the year ended
   December 31, 1998................................................................ 14
Line 27f - Schedule of Non-Exempt Transactions for the year ended
   December 31, 1998................................................................ 15

Exhibits ........................................................................... 16
Signature .......................................................................... 16

Other schedules are omitted because the information is not applicable.

                         Report of Independent Auditors


REMEC, Inc. as Plan Administrator of
REMEC, Inc. Profit Sharing 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of REMEC, Inc. Profit Sharing 401(k) Plan as of December 31, 1998 and 1997, and the statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, loans or fixed income obligations, reportable transactions and non-exempt transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
---------------------
Ernst & Young LLP


May 15, 1999

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                                                       DECEMBER 31,
                                                                                  1998             1997
                                                                           ----------------- ----------------
Investments, at fair value based on market price:
   Fidelity Magellan Fund                                                      $ 4,001,916       $ 2,476,013
   Fidelity Contrafund                                                           2,624,279         1,486,013
   Fidelity Growth Company Fund                                                  2,199,620         1,779,828
   Fidelity Investment Grade Bond Fund                                             939,807           532,901
   Fidelity Growth and Income Fund                                               4,627,921         2,823,196
   Fidelity Asset Manager Fund                                                   2,137,373         1,914,407
   Fidelity Retirement Money Market Fund                                         2,565,705         1,949,060
   Fidelity Diversified International Fund                                          43,407                 -
   Spartain US Equity Index Fund                                                   405,389                 -
   Fidelity Institutional Money Market Fund                                         23,096            24,047
   REMEC, Inc. Common Stock                                                      3,926,700           817,875

Investments, at estimated fair value:
   Participant loans                                                             1,083,218           582,630
                                                                           ----------------- ----------------
Total investments                                                               24,578,431        14,385,970

Receivables:
   Employee contributions receivable                                               140,824           150,420
   Employer contributions receivable                                                 8,863            71,683
   Income receivable                                                                   152                 -
   Due from sales of securities                                                     84,856                 -
                                                                           ----------------- ----------------
                                                                                   234,695           222,103
                                                                           ----------------- ----------------
Net assets available for benefits                                              $24,813,126       $14,608,073
                                                                           ----------------- ----------------
                                                                           ----------------- ----------------


SEE ACCOMPANYING NOTES.

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1998


                                                                           FUND INFORMATION
                                         ---------------------------------------------------------------------------------------

                                                                                FIDELITY          FIDELITY           FIDELITY
                                             MAGELLAN          FIDELITY      GROWTH COMPANY   INVESTMENT GRADE    GROWTH & INCOME
                                               FUND           CONTRAFUND          FUND           BOND FUND             FUND
                                         ---------------------------------------------------------------------------------------
Additions:
   Employee contributions                      $  509,692       $  367,719        $  371,616         $115,034        $  585,685
   Rollover contributions                          15,212           19,644             9,306           10,380            32,501
   Employer contributions (net of
     forfeitures)                                  41,052           23,611            24,728            8,417            42,443
   Interest and dividends                         178,600          201,382           158,201           48,756           254,392
   Net appreciation (depreciation) in
     fair value of investments                    723,340          318,373           295,504            9,478           620,781
                                         ---------------------------------------------------------------------------------------
Total additions                                 1,467,896          930,729           859,355          192,065         1,535,802

Deductions:
   Distributions to participants                  292,428          235,133           130,664           41,069           456,392
   Administrative expenses                          1,860              281               519            1,539             2,354
                                         ---------------------------------------------------------------------------------------
Total deductions                                  294,288          235,414           131,183           42,608           458,746

Interfund  transfers, net                        (500,148)        (292,669)         (633,688)          66,464          (395,408)

Transfers from other plans                        852,443          735,620           325,308          190,985         1,123,077
                                         ---------------------------------------------------------------------------------------

Increase in net assets during the year          1,525,903        1,138,266           419,792          406,906         1,804,725
Net assets available for benefits at
   December 31, 1997                            2,476,013        1,486,013         1,779,828          532,901         2,823,196
                                         ---------------------------------------------------------------------------------------
Net assets available for benefits at
   December 31, 1998                           $4,001,916       $2,624,279        $2,199,620         $939,807        $4,627,921
                                         ---------------------------------------------------------------------------------------
                                         ---------------------------------------------------------------------------------------



                                                     FUND INFORMATION
                                         --------------------------------------
                                               FIDELITY
                                                ASSET            FIDELITY
                                               MANAGER       RETIREMENT MONEY
                                                 FUND          MARKET FUND
                                         --------------------------------------
Additions:
   Employee contributions                       $  317,597        $  330,656
   Rollover contributions                            2,033            12,611
   Employer contributions (net of
     forfeitures)                                   29,212            41,648
   Interest and dividends                          383,272           125,933
   Net appreciation (depreciation) in
     fair value of investments                     (87,311)                -
                                         --------------------------------------
Total additions                                    644,803           510,848

Deductions:
   Distributions to participants                    66,962           477,392
   Administrative expenses                           2,739             4,289
                                         --------------------------------------
Total deductions                                    69,701           481,681

Interfund  transfers, net                         (610,607)          (79,667)

Transfers from other plans                         258,471           667,145
                                         --------------------------------------

Increase in net assets during the year             222,966           616,645
Net assets available for benefits at
   December 31, 1997                             1,914,407         1,949,060
                                         --------------------------------------
Net assets available for benefits at
   December 31, 1998                            $2,137,373        $2,565,705
                                         --------------------------------------
                                         --------------------------------------


SEE ACCOMPANYING NOTES.

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1998


                                                                                     FUND INFORMATION
                                                           ------------------------------------------------------------------
                                                               FIDELITY
                                                              DIVERSIFIED        SPARTAN US       REMEC, INC.
                                                             INTERNATIONAL      EQUITY INDEX        COMMON        PARTICIPANT
                                                                 FUND               FUND            STOCK            LOANS
                                                           ------------------------------------------------------------------
Additions:
   Employee contributions                                         $   698          $  4,275      $  184,188      $        -
   Rollover contributions                                               -               209           9,055               -
   Employer contributions (net of forfeitures)                         74               446          22,483               -
   Interest and dividends                                             588             1,209           3,084          65,910
   Net appreciation (depreciation) in fair value of
     investments                                                    1,551            51,399       1,014,906               -
                                                           ------------------------------------------------------------------
Total additions                                                     2,911            57,538       1,233,716          65,910

Deductions:
   Distributions to participants                                        -                 -           6,898          83,443
   Administrative expenses                                              -                 -             650               -
                                                           ------------------------------------------------------------------
Total deductions                                                        -                 -           7,548          83,443

Interfund  transfers, net                                          40,496           347,851       1,843,246         214,130

Transfers from other plans                                              -                 -          38,460         303,991
                                                           ------------------------------------------------------------------

Increase in net assets during the year                             43,407           405,389       3,107,874         500,588
Net assets available for benefits at December 31, 1997                  -                 -         841,922         582,630
                                                           ------------------------------------------------------------------
Net assets available for benefits at December 31, 1998            $43,407          $405,389      $3,949,796      $1,083,218
                                                           ------------------------------------------------------------------
                                                           ------------------------------------------------------------------



                                                                  OTHER            TOTAL
                                                           ------------------------------------
Additions:
   Employee contributions                                         $ (9,596)      $ 2,777,564
   Rollover contributions                                                -           110,951
   Employer contributions (net of forfeitures)                     (62,820)          171,294
   Interest and dividends                                              152         1,421,479
   Net appreciation (depreciation) in fair value of
     investments                                                    84,856         3,032,877
                                                           ------------------------------------
Total additions                                                     12,592         7,514,165

Deductions:
   Distributions to participants                                         -         1,790,381
   Administrative expenses                                               -            14,231
                                                           ------------------------------------
Total deductions                                                         -         1,804,612

Interfund  transfers, net                                                -                 -

Transfers from other plans                                               -         4,495,500
                                                           ------------------------------------

Increase in net assets during the year                              12,592        10,205,053
Net assets available for benefits at December 31, 1997             222,103        14,608,073
                                                           ------------------------------------
Net assets available for benefits at December 31, 1998            $234,695       $24,813,126
                                                           ------------------------------------
                                                           ------------------------------------


SEE ACCOMPANYING NOTES.

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1998

1. DESCRIPTION OF THE PLAN

The following description of the REMEC, Inc. Profit Sharing 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

GENERAL

The Plan is a defined contribution profit sharing and retirement plan covering all eligible employees of REMEC, Inc. (the "Company"). Most administrative expenses of the Plan are paid by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During the plan year 1998, REMEC, Inc. acquired two companies that each had 401(k) plans, Q-bit Corporation and C&S Hybrid, Inc. Those plans were merged into the Plan and assets in the amount of $4,495,500 were transferred.

ELIGIBILITY

The Plan covers all employees who have attained age 18. There is no service requirement. Employees may elect to join the Plan quarterly on January 1, April 1, July 1, and October 1.

CONTRIBUTIONS

A participant may elect to have from 1% to 15% of their compensation contributed to the Plan subject to the limits of the Internal Revenue Code.

The Company may make a discretionary profit-sharing contribution in an amount to be determined annually by the Sponsor. A participant must be employed on the last day of the Plan year and have earned at least 500 hours of service to be eligible for any profit-sharing contributions. The profit-sharing contributions to the Plan are allocated based on the ratio of each participant's compensation to total compensation of all eligible participants. There were no discretionary profit-sharing contributions during 1998.

The Company may also make a discretionary matching contribution. The matching contribution is an amount equal to the percentage determined by the Sponsor of all or a portion of the tax deferred contributions of eligible participants for the contribution period up to a maximum match of $400 annually. The Company match for 1998 equaled 100% of the participants deferral up to the annual maximum of $300.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the participant's share of the employer's contributions, if any, and Plan earnings or losses.

INVESTMENT OPTIONS

Participants may choose to direct the investment of their accounts among the following:

             - FIDELITY MAGELLAN FUND

             - FIDELITY CONTRAFUND

             - FIDELITY GROWTH COMPANY FUND

             - FIDELITY INVESTMENT GRADE BOND FUND

             - FIDELITY GROWTH AND INCOME FUND

             - FIDELITY ASSET MANAGER FUND

             - FIDELITY RETIREMENT MONEY MARKET FUND

             - FIDELITY DIVERSIFIED INTERNATIONAL FUND

             - SPARTAN U.S. EQUITY INDEX FUND

             - REMEC, INC. COMMON STOCK

The REMEC, Inc. Common Stock fund consists of the underlying company stock and a short-term cash component, Fidelity Institutional Money Market Fund, to provide liquidity for daily trading.

Participants may change their investment options daily.

The Plan is exposed to credit risk in the event of default by the issuers of the investments to the extent of amounts recorded on the statement of net assets available for benefits.

VESTING

Participants are immediately vested in their elective contributions, plus actual earnings thereon, and such amounts are non-forfeitable. With regard to employer matching and discretionary contributions, participants are 50% vested after one year and 100% vested after two years of service. Forfeitures are retained in the Plan and will first be applied against Plan expenses for the Plan year and then to reduce future employer contributions.

PAYMENT OF BENEFITS

Upon termination of service for any reason, a participant's account is generally distributed in a single lump-sum payment upon request. At the Plan sponsor's option, if the account balance is $3,500 or less, the entire balance may be distributed.

Amounts allocated to withdrawn participants at December 31, 1998 and 1997, for claims that have been processed and approved for payment prior to year end but not yet paid, are $25,039 and $49,210, respectively.

PARTICIPANT LOANS

A participant may apply to the Plan Administrator to borrow against funds in his/her account. Plan loans are limited to the lesser of (1) $50,000 reduced by the participant's highest outstanding loan balance in the previous 12 month period or (2) 50% of the vested interest of the participant's account. The minimum loan amount has been established at $1,000. The term of any loan shall be no greater than five years except when used to purchase a primary residence where the term shall be no greater than ten years.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants' accounts will become 100% vested and non-forfeitable.

2. SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION

Plan assets are held by Fidelity Management Trust Company ("Trustee"). Amounts invested in the mutual funds and common stock are valued at fair value as determined by the Trustee, generally based on quoted market prices. Participant loans receivable are valued at cost which approximates fair value.

3.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 26, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

4.  YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Cost associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

5.  SUBSEQUENT EVENT

In 1999, REMEC, Inc. acquired Airtech plc and WACOM Products, Inc. Both of these companies have 401(k) Plans which will be merged into the REMEC, Inc. Profit Sharing 401(k) Plan in early 2000.

                             SUPPLEMENTAL SCHEDULES

                                   Remec, Inc.
                           Profit Sharing 401(k) Plan

                        Employer ID #95-3814301, Plan 001

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                                                                                    (e)
                                (b)                                   (c)                          (d)            CURRENT
  (a)                    IDENTITY OF ISSUE                   DESCRIPTION OF ASSET                 COST             VALUE
-------------------------------------------------------------------------------------------------------------------------------
   *    Fidelity Management Trust Company
           Fidelity Magellan Fund                                33,122.956 shares              $3,105,359        $ 4,001,916
           Fidelity Contrafund                                   46,210.234 shares               2,271,556          2,624,279
           Fidelity Growth Company Fund                          43,112.898 shares               1,871,332          2,199,620
           Fidelity Investment Grade Bond Fund                  127,172.689 shares                 919,796            939,807
           Fidelity Growth and Income Fund                      100,958.157 shares               3,732,358          4,627,921
           Fidelity Asset Manager Fund                          122,908.248 shares               2,111,584          2,137,373
           Fidelity Retirement Money Market Fund              2,565,705.460 shares               2,565,705          2,565,705
           Fidelity Diversified International Fund                2,449.560 shares                  41,855             43,407
           Spartan US Equity Index Fund                           9,221.753 shares                 354,035            405,389
           Fidelity Institutional Money Market Fund              23,096.060 shares                  23,096             23,096
   *    REMEC, Inc. Common Stock                                218,150.000 shares               2,947,516          3,926,700

   *    Participant loans                             6.5% to 12% interest, various maturities           -          1,083,218
                                                                                                              -----------------
                                                                                                                  $24,578,431
                                                                                                              -----------------
                                                                                                              -----------------


* Indicates party-in-interest

                                   Remec, Inc.
                           Profit Sharing 401(k) Plan

                        Employer ID #95-3814301, Plan 001

            Line 27b - Schedule of Loans or Fixed Income Obligations

                                December 31, 1998



                                  ORIGINAL        PRINCIPAL       INTEREST     UNPAID BALANCE
                                  AMOUNT OF      RECEIVED IN     RECEIVED IN   AT DECEMBER 31,     DETAILED DESCRIPTION
        IDENTITY OF OBLIGOR        LOAN             1998            1998            1998                 OF LOAN
----------------------------------------------------------------------------------------------------------------------------
* Buhain, Ludyn                    $    2,000         $     -          $    -        $ 2,000   11.25% interest, opened
                                                                                               September 16, 1996,
                                                                                               matured October 8, 1998,
                                                                                               currently making payments

*Casantusan, Maria                      4,000           2,094               7              7   9% interest, opened
                                                                                               October 20, 1993, matured
                                                                                               October 19, 1997, written
                                                                                               off

*Chanthapathet, Nick                    1,500               -              44             33   11.5% interest, opened
                                                                                               August 18, 1997, matures
                                                                                               March 9, 1999, paid off
                                                                                               subsequent to year end

*Desousa, Peter                        12,000               -               -         12,000   11.5% interest, opened
                                                                                               August 19, 1998, matures
                                                                                               August 12, 2003, currently
                                                                                               making payments

*Driggs, Steve                          7,000               -               -          6,737   11.25% interest, opened
                                                                                               April 17, 1997, matures
                                                                                               April 26, 2002, defaulted
                                                                                               and distributed subsequent
                                                                                               to year end

*Le, Nguyen                            10,827             407              29          1,683   7% interest, opened
                                                                                               January 19, 1995, matures
                                                                                               January 14, 1999,
                                                                                               currently making payments



                                     PRINCIPAL      INTEREST
        IDENTITY OF OBLIGOR           OVERDUE       OVERDUE
--------------------------------------------------------------
* Buhain, Ludyn                      $  1,746       $     234




*Casantusan, Maria                          7               -




*Chanthapathet, Nick                       33               -




*Desousa, Peter                           415             314




*Driggs, Steve                          1,474             853





*Le, Nguyen                               813              26


* Party-in-interest.  Address available upon request.

                                         Remec, Inc.
                                  Profit Sharing 401(k) Plan

                              Employer ID #95-3814301, Plan 001

            Line 27b - Schedule of Loans or Fixed Income Obligations (continued)


                                    ORIGINAL         PRINCIPAL       INTEREST     UNPAID BALANCE
                                    AMOUNT OF       RECEIVED IN    RECEIVED IN    AT DECEMBER 31,   DETAILED DESCRIPTION
          IDENTITY OF OBLIGOR         LOAN             1998            1998           1998              OF LOAN
-----------------------------------------------------------------------------------------------------------------------------
*Le, Nguyen                          $   6,009            $407             $29         $3,848   6.5% interest, opened June
                                                                                                20, 1996, matures May 17,
                                                                                                2001, currently making
                                                                                                payments

*Margard, Guy                            3,700               -               -          1,294   9% interest, opened
                                                                                                September 17, 1993,
                                                                                                matured on September 22,
                                                                                                1996, paid off subsequent
                                                                                                to year end

*Meeks, Daniel                          25,000               -               -         24,278   6.5% interest, opened July
                                                                                                11, 1997, matures July 11,
                                                                                                2002, defaulted and
                                                                                                distributed subsequent to
                                                                                                year end

*Monroy, Joe                             8,500               -               -          8,230   11.5% interest, opened
                                                                                                June 11, 1997, matures
                                                                                                June 21, 2002, defaulted
                                                                                                and distributed subsequent
                                                                                                to year end.

*Ortiz, Hector                           1,600               -               -            678   6.5% interest, opened
                                                                                                August 28, 1997, matured
                                                                                                August 13, 1998, defaulted
                                                                                                and distributed subsequent
                                                                                                to year end

*Phan, Cang                              5,200               -               -            187   10.75% interest, opened
                                                                                                October 10, 1995, matured
                                                                                                on October 9, 1996,
                                                                                                defaulted and distributed
                                                                                                subsequent to year end


                                        PRINCIPAL      INTEREST
          IDENTITY OF OBLIGOR            OVERDUE        OVERDUE
-----------------------------------------------------------------
*Le, Nguyen                            $     364       $      73




*Margard, Guy                              1,196              50





*Meeks, Daniel                            20,813           3,314





*Monroy, Joe                               1,644           1,025





*Ortiz, Hector                               610               9





*Phan, Cang                                  187               -



* Party-in-interest.  Address available upon request.

                                        Remec, Inc.
                                 Profit Sharing 401(k) Plan

                             Employer ID #95-3814301, Plan 001

            Line 27b - Schedule of Loans or Fixed Income Obligations (continued)


                                   ORIGINAL     PRINCIPAL       INTEREST      UNPAID BALANCE
                                  AMOUNT OF     RECEIVED IN    RECEIVED IN   AT DECEMBER 31,    DETAILED DESCRIPTION
          IDENTITY OF OBLIGOR       LOAN          1998            1998            1998                OF LOAN
---------------------------------------------------------------------------------------------------------------------------
*Ranallo, James                      $24,193              $-              $-        $15,626   6.5% interest, opened
                                                                                              February 29, 1996, matures
                                                                                              February 22, 2001,
                                                                                              defaulted and distributed
                                                                                              subsequent to year end

*Robechaud, Vicki                     $1,800               -               -          1,304   9.75% interest, opened May
                                                                                              20, 1994 matures May 20,
                                                                                              1999, defaulted and
                                                                                              distributed subsequent to
                                                                                              year end

*Trumball, David                       7,500               -               -          6,320   11.25% interest, opened
                                                                                              April 17, 1997, matures
                                                                                              April 28, 2000, defaulted
                                                                                              and distributed subsequent
                                                                                              to year end.


                                       PRINCIPAL      INTEREST
          IDENTITY OF OBLIGOR           OVERDUE        OVERDUE
---------------------------------------------------------------
*Ranallo, James                        $13,934          $1,559





*Robechaud, Vicki                        1,072             224





*Trumball, David                         2,364             587


* Party-in-interest.  Address available upon request.

                                              Remec, Inc.
                                       Profit Sharing 401(k) Plan

                                   Employer ID #95-3814301, Plan 001

                             Line 27d - Schedule of Reportable Transactions

                                  For the year ended December 31, 1998


                                                                                            (c)         (d)          (g)
                      (a)                                       (b)                       PURCHASE    SELLING      COST OF
          IDENTITY OF PARTY INVOLVED                   DESCRIPTION OF ASSET                PRICE       PRICE        ASSET
------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in
                 excess of 5% of plan assets

Fidelity Management Trust Company                 Magellan Fund                         $2,019,284  $        -  $2,109,284
Fidelity Management Trust Company                 Magellan Fund                                  -   1,216,722   1,070,062
Fidelity Management Trust Company                 Contrafund                             1,888,154           -   1,888,154
Fidelity Management Trust Company                 Contrafund                                     -   1,068,262   1,010,755
Fidelity Management Trust Company                 Growth Company Fund                    1,019,282           -   1,019,282
Fidelity Management Trust Company                 Growth Company Fund                            -     894,994     813,846
Fidelity Management Trust Company                 Investment Grade Bond Fund               682,137           -     682,137
Fidelity Management Trust Company                 Investment Grade Bond Fund                     -     284,710     282,873
Fidelity Management Trust Company                 Growth & Income Fund                   2,679,675           -   2,679,675
Fidelity Management Trust Company                 Growth & Income Fund                           -   1,495,729   1,294,344
Fidelity Management Trust Company                 Asset Manager Fund                     1,217,906           -   1,217,906
Fidelity Management Trust Company                 Asset Manager Fund                             -     907,627     808,270
Fidelity Management Trust Company                 Retirement Money Market Fund           2,642,703           -   2,642,703
Fidelity Management Trust Company                 Retirement Money Market Fund                   -   2,026,057   2,026,057
Fidelity Management Trust Company                 Institutional Money Market Fund        2,034,140           -   2,034,140
Fidelity Management Trust Company                 Institutional Money Market Fund                -   2,044,943   2,044,943
Fidelity Management Trust Company                 REMEC, Inc. Common Stock               2,622,569           -   2,622,569
Fidelity Management Trust Company                 REMEC, Inc. Common Stock                       -     613,572     593,458


                                                                                       (h)
                                                                                     CURRENT
                                                                                     VALUE OF
                                                                                     ASSET ON       (i)
                      (a)                                       (b)                TRANSACTION    NET GAIN
          IDENTITY OF PARTY INVOLVED                   DESCRIPTION OF ASSET            DATE        (LOSS)
-------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in
                 excess of 5% of plan assets

Fidelity Management Trust Company                 Magellan Fund                      $2,109,284    $      -
Fidelity Management Trust Company                 Magellan Fund                       1,216,722     146,660
Fidelity Management Trust Company                 Contrafund                          1,888,154           -
Fidelity Management Trust Company                 Contrafund                          1,068,262      57,507
Fidelity Management Trust Company                 Growth Company Fund                 1,019,282           -
Fidelity Management Trust Company                 Growth Company Fund                   894,994      81,148
Fidelity Management Trust Company                 Investment Grade Bond Fund            682,137           -
Fidelity Management Trust Company                 Investment Grade Bond Fund            284,710       1,837
Fidelity Management Trust Company                 Growth & Income Fund                2,679,675           -
Fidelity Management Trust Company                 Growth & Income Fund                1,495,729     201,385
Fidelity Management Trust Company                 Asset Manager Fund                  1,217,906           -
Fidelity Management Trust Company                 Asset Manager Fund                    907,627      99,357
Fidelity Management Trust Company                 Retirement Money Market Fund        2,642,703           -
Fidelity Management Trust Company                 Retirement Money Market Fund        2,026,057           -
Fidelity Management Trust Company                 Institutional Money Market Fund     2,034,140           -
Fidelity Management Trust Company                 Institutional Money Market Fund     2,044,943           -
Fidelity Management Trust Company                 REMEC, Inc. Common Stock            2,622,569           -
Fidelity Management Trust Company                 REMEC, Inc. Common Stock              613,572      20,114


Note:  There were no category (i), (ii) or (iv) transactions during 1998.

Columns (e) and (f) are not applicable

                                        REMEC, Inc.

                                 Profit Sharing 401(k) Plan

                             Employer ID# 95-3814301, Plan 001

                       Line 27f - Schedule of Non-Exempt Transactions

                                     December 31, 1998


                                                                                             (c)
                                                     (b)                    DESCRIPTION OF TRANSACTIONS INCLUDING
                (a)                     RELATION TO PLAN, EMPLOYER OR          MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF PARTY INVOLVED            OTHER PARTY-IN-INTEREST            COLLATERAL, PAR OR MATURITY VALUE
----------------------------------------------------------------------------------------------------------------------
REMEC, Inc.                           Employer/Plan Sponsor               Contributions of $57,322 for the payroll
                                                                          periods of February 14, 1998 to February 27,
                                                                          1998 were deposited on May 13, 1998

REMEC, Inc.                           Employer/Plan Sponsor               Contributions of $142,264 for the payroll
                                                                          periods of February 21, 1998 to March 6,
                                                                          1998 were deposited on April 22, 1998

REMEC, Inc.                           Employer/Plan Sponsor               Contributions of $68,355 for the payroll
                                                                          periods of March 7, 1998 to March 20,
                                                                          1998 were deposited on April 22, 1998

REMEC, Inc.                           Employer/Plan Sponsor               Contributions of $3,245 for the payroll
                                                                          period of August 1, 1998 were deposited
                                                                          on November 3, 1998


 Columns (d) through (j) are not applicable.
                                                                              15

EXHIBITS

23.1     Consent of Independent Auditors

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, REMEC, Inc., as the administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    June 25, 1999

                         REMEC, Inc. PROFIT SHARING 401(k) PLAN

                         By: REMEC, Inc.

                         By: /S/ Michael McDonald
                            ---------------------------------------

                         Michael McDonald
                         Senior Vice President,
                         Chief Financial Officer and
                         Secretary


                                                                              16